United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: QTS Realty Trust, Inc.

2.	Name of person relying on exemption: Land & Buildings Investment Management, LLC

3.	Address of person relying on exemption: 1 Landmark Square 7th Floor Stamford, CT 06901

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

On April 9, 2018, Land & Buildings Investment Management, LLC (“Land & Buildings”)  issued a presentation regarding QTS Realty Trust, Inc. (the “Company”), which is attached hereto as Exhibit 99.1.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions. The cost of this filing is being borne entirely by Land & Buildings.